Corporate Headquarters

7401 West Wilson Avenue

Chicago, IL 60706-4548

708.867.6777 • Fax: 708.867.3288

February 23, 2011

VIA EDGAR

Mr. Jeffrey Jaramillo

Branch Chief - Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Re:	Methode Electronics, Inc. (the “Company”)
Form 10-K for the year ended May 1, 2010
Form 10-Q for the quarter ended October 30, 2010
File No. 001-33731

Dear Mr. Jaramillo:

This letter sets forth the Company’s response to the Commission’s comment letter dated January 31, 2011.  The Company has reproduced each of the Staff’s comments and indicated its response thereafter.  The Company has reviewed this response with its current independent registered public accounting firm and outside legal counsel.

The Company believes that the following responses appropriately address the Staff’s comments.

Form 10-K for the Year Ended May 1, 2010

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

1.               Comment:  “We see that your provision for depreciation decreased significantly between fiscal year 2010 as compared to fiscal year 2009 and based on your Form 10-Q for the quarterly period ended October 30, 2010, continued to decease significantly between the six months interim period ended October 30, 2010 as compared to the six months interim period ended October 31, 2009, while the changes in property, plant and equipment have not proportionally changed between these respective comparative fiscal year periods or the comparative interim to fiscal year period.  Please explain to us in detail the reasons why your provision for depreciation between the aforementioned comparative periods disproportionately decreased as compared to the changes in property, plant, and equipment for those abovementioned periods.”

TECHNOLOGY LEADERSHIP

Response:  Our depreciation expense over these periods has decreased disproportionately as compared to the changes in property, plant and equipment primarily due to accelerated depreciation.  In fiscal year 2009 as part of our announced restructuring, as previously disclosed, we revaluated the useful lives of our related depreciable assets.  As a result, we recorded $ 13.2 million of accelerated depreciation expense in fiscal year 2009 compared to $ 1.0 million in fiscal year 2010 and zero to date in fiscal year 2011.

Note 4.  Intangible Assets and Goodwill, page F-13

1.               Comment:  “We note from your disclosure that you review goodwill and other intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of those assets may not be recoverable and also annually.  Please respond to the following:

•                  While we see your disclosure here and on page F-8 that you perform your assessment for each reporting unit, which is one level below the operating segment level, it is unclear from your disclosure how many reporting units you have identified.  Please revise future filings to disclose the number of reporting units you have identified and for which you prepare your analysis.

•                  We see that you performed your annual impairment analysis as of May 1, 2010, but do not see where you have disclosed your conclusions from this analysis.  Please revise future filings to include disclosure that discusses what your impairment analysis indicated.  If no impairment was indicated, please state so.”

Response:  In future filings we will disclose the number of reporting units we have identified and for which we prepare our impairment analysis.  Based on our annual impairment analysis as of May 1, 2010, we concluded that there was no impairment of goodwill, as well as no impairment of other intangible assets.  In future filings, we will indicate whether or not an impairment of either goodwill or other intangible assets was indicated.

2.               Comment:  “We note from the statement of cash flows that amortization expense significantly decreased in the current year as compared to prior years.  However, we also note from your tabular footnote disclosure that the gross amount of intangible assets has not changed significantly.  Please revise future filings to explain any significant changes.”

Response:  In future filings we will provide additional information to explain any significant changes in amortization expense as compared to prior periods.  If applicable, in such filings we will also address the changes in the gross amount of intangible assets for such periods.

Note 7.  Income Taxes, page F-21

3.               Comment:  “We see from page F-3 that you have recorded approximately $14.0 million and $14.8 million in prepaid and refundable income taxes as of May 1, 2010 and May 2, 2009, respectively.  However, we do not see any related discussion in the footnotes as to the nature of this asset.  Please provide us with a description of the nature of this asset.”

Response:  The balances of $14.0 million and $14.8 million in prepaid and refundable taxes as of May 1, 2010 and May 2, 2009, respectively, primarily reflect overpayment of federal income taxes and federal net operating losses that could be carried back to prior years and claimed as cash. The remainder reflects overpayments of state income taxes.

Form 10-Q for the period ended October 30, 2010

Item 1 - Financial Statements, page 2

4.               Comment:  “We note from your balance sheet that accounts receivable significantly increased by approximately $11.9 million.  We see from your disclosure on page 43 that the primary reason for this increase is due to the timing of sales, billings for preproduction tooling, and slower collections for some specific customers in the first half of fiscal 2011.  Please tell us how much of the increase in accounts receivable was due to each of the aforementioned primary reasons.  In this regard, we see from your disclosure on page 38 of your Form 10-K for the fiscal year 2010 that your revenue and accounts receivable are concentrated in a relatively small number of customers and a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectability of your accounts receivable.  In light of the significant impact that any one of these customers could have on your results of operations, please explain to us in detail the effects to your allowance for doubtful accounts and results of operations caused by having slower collections for some specific customers during the six months interim period ended October 30, 2010.  Additionally, please describe for us in detail your revenue recognition policy associated with billings for preproduction tooling.”

Response:  The $11.9 million increase in accounts receivable was due to the timing of sales, billings for preproduction tooling and slower collections from certain customers.  Of this $11.9 million increase, $6.6 was due to increased sales, $2.8 million was due to slower-paying customers and $2.5 million was due to preproduction tooling.

The $2.8 million increase of slower paying customers was due to more of the Company’s sales and accounts receivable being concentrated in Europe and Asia, where payment terms tend to be longer than compared to North America.  Notwithstanding this change in mix, there were no significant increases in allowance for doubtful accounts for any specific customer. There were no customers with significant allowances for doubtful accounts at the quarter ended October 30, 2010 with respect to the $11.9 million increase in accounts receivable.

Revenue and cost for each preproduction tooling project are deferred on the balance sheet until the sales of the related items begin.  Once production deliveries start, the deferred preproduction revenue and costs for each project are ratably amortized over the estimated life of the program.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, Page 24

5.               Comment:  “We note from your disclosures that you recorded a one-time reversal of pricing contingencies in the first half of fiscal 2010 that were accrued over several years that were no longer required.  Please further explain the nature of the pricing contingencies, over what period they were accrued and your reasons for determining that the accrual was no longer required.”

Response:  In fiscal 2005, the Company and an OEM customer agreed to a prospective price reduction for certain products.  The Company sold the product directly to the OEM and also to tier-1 and tier-2 suppliers of the OEM.  The Company had agreed with the OEM to provide the reduced price to the tiered suppliers provided such suppliers issued new purchase orders for the product.  Many of the tiered suppliers did not issue new purchase orders and sales of the product to these customers did not reflect the price reduction.  In such cases, the Company accrued for a pricing contingency equal to the difference between the price charged to these tiered suppliers and the reduced price agreed to with the OEM.

In fiscal 2009, pursuant to an agreement with the OEM customer, the Company ceased production of the subject product and production was transferred to an independent third-party supplier. The OEM and the Company agreed that after the transfer of production, the Company would have no further liability for parts manufactured except as set forth in the OEM’s general terms and conditions, which did not include pricing.  At that time, the Company reversed the accrual for this pricing contingency.

*  *  *  *

The undersigned, on behalf of the Company, acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in these matters.  If you have any further questions regarding these matters, please do not hesitate to contact me.

Very truly yours,

/s/ Douglas A. Koman

Douglas A. Koman
Chief Financial Officer